50
214

03002851

S
SECURITIES AND EXCHANGE COMMISSION

RECEIVED
JAN 28 2003
165
PROCESSING SECTION
WASH. D.C.

cm 2/4

OMB APPROVAL	
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SEC FILE NUMBER
8- 52373

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/29/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 CALIFORNIA STREET
(No. and Street)

SAN FRANCISCO	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia	(212) 902-1710
	(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

0020

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

January 21, 2003

State of New York
ss:
County of New York

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of November 29, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Stuart N. Bernstein
CEO
Epoch Securities, Inc.

Subscribed and sworn before me;

This 23 day of January, 2003

MICHAEL A. WALSH
Notary Public, State of New York
No. 01W5034353
Qualified in New York County
Commission Expires October 11, 2006

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of November 29, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Stockholder of
Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Company") at November 29, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

EPOCH SECURITIES, INC.

STATEMENT of FINANCIAL CONDITION

November 29, 2002

Assets

Cash	$ 1,475,907
Receivables from affiliates	10,749,620
Deferred tax asset	24,023,703
Fixed assets, net	1,106,700
	$ 37,355,930

Liabilities and Stockholder's Equity

Payables to affiliates	$ 734,090
Commitments and contingencies	-
Stockholder's equity	
Common stock $0.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	143,071,341
Accumulated deficit	(106,449,511)
	36,621,840
	$ 37,355,930

The accompanying notes are an integral part of this statement of financial condition.

EPOCH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Epoch Securities, Inc. (the "Company"), a Delaware corporation, is a registered U.S. broker-dealer. The Company engages in investment banking activities, which include acting as a co-manager or syndicate member for initial public and secondary securities offerings. In addition, the Company functions as an advisor for merger and acquisition, private placement and other corporate finance transactions.

On July 19, 2001, the Company's parent, Epoch Partners, Inc. (the "Parent") was acquired by The Goldman Sachs Group Inc. ("Group Inc."). All the employees in the Company were terminated or transferred to Goldman, Sachs & Co ("GS&Co."). In addition, all compensation obligations of the Company to its employees, including stock-based compensation obligations, were fully paid. Accordingly, the Company incurred no compensation or employee benefit expense during fiscal 2002.

Note 2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

Cash

Cash represents unrestricted cash held with one financial institution.

Fixed Assets

Fixed assets consist of computer equipment and software (including software development costs), that are stated at cost, less accumulated depreciation, amortization and net of any write down. Depreciation and amortization are computed on a straight-line basis over estimated useful lives of the assets.

Income taxes

Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized.

Due to the acquisition of the Parent by Group Inc., the Company joins in the filing of Group Inc.'s consolidated U.S. income tax return. Current income tax is allocated to the Company based on inclusion of the Company's items in the consolidated returns, including utilization of net operating loss carryforwards by Group Inc.

EPOCH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)

Note 3. Fixed Assets

As of November 29, 2002, fixed assets consisted of the following:

Computer equipment	$ 1,638,087
Software	1,994,476
	3,632,563
Accumulated depreciation and amortization	(2,525,863)
Fixed assets, net	$ 1,106,700

Note 4. Income Taxes

As of November 29, 2002, the Company had a deferred tax asset of approximately $24 million relating primarily to net operating loss carryforwards of approximately $69 million. These net operating losses will begin to expire in 2018. The 2002 deferred expense of approximately $3 million represents a decrease during 2002 in the Company's net operating loss carryforward. Current tax benefit of approximately $4 million represents amounts expected to be received from Group Inc. due to the utilization on its consolidated tax return of a portion of the Company's net operating loss carryforwards.

Note 5. Commitments

The Company and the Parent had entered into certain non-cancelable operating leases for office space and equipment located primarily in San Francisco that expired, or were terminated, during 2002. The Company has no outstanding commitments as of November 29, 2002.

Note 6. Net Capital Requirements

As of November 29, 2002, the Company was a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 29, 2002, the Company had regulatory net capital of $7,292,959, which exceeded the amount required by $7,042,959.

The Company and the Parent have entered into a clearing agreement to clear all of its securities transactions on a fully disclosed basis through an affiliated clearing broker-dealer. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker ("PAIB"). Accordingly, the Company is permitted to include PAIB assets as allowable assets in its net capital computations.

Note 7. Related Party Transactions

The Company has entered into an agreement with GS&Co., whereby GS&Co. provides services required by the Company.